FOR IMMEDIATE RELEASE


VF CORPORATION ANNOUNCES EXTENSION OF TENDER OFFER FOR
THE NORTH FACE SHARES

GREENSBORO, NC, May 17, 2000 - VF Corporation (NYSE: VFC) announced today that its subsidiary is extending its offer to purchase all of the outstanding shares of The North Face, Inc. for $2.00 per share, net to the seller in cash, until 5:00 p.m., New York City time, Tuesday, May 23, 2000. The offer had previously been scheduled to expire on May 16, 2000. In connection with this extension, VF announced that it had waived all conditions to its subsidiary's tender offer other than the condition that a majority of the outstanding shares of The North Face on a fully-diluted basis be validly tendered and not withdrawn and the conditions set forth in paragraphs (a), (b) and (g) of Section 16 of VF's subsidiary's offer to purchase dated April 19, 2000. The terms of the extended offer are otherwise identical to the original offer set forth in the offering materials filed with the Securities and Exchange Commission on April 19, 2000, as amended.

VF, through its subsidiary, is extending the offer as described above in order to obtain 90% of all outstanding shares. Based on information provided by American Stock Transfer & Trust Co., as the Depositary for the offer, approximately 9,823,594 shares of The North Face have been validly tendered and not properly withdrawn (including shares to be delivered pursuant to guaranteed delivery procedures), representing approximately 77% of all outstanding shares. Under the terms of the agreement and plan of merger dated as of April 7, 2000, among VF, VF's subsidiary and The North Face, VF's subsidiary was permitted to extend the offer for up to five business days if the number of shares validly tendered and not properly withdrawn was less than 90% of all outstanding shares.

This extension will avoid payment delays for stockholders of The North Face who have not yet tendered their shares but wish to participate in VF's acquisition of The North Face. If VF and its subsidiary acquire less than 90% of all outstanding shares of The North Face, stockholders of The North Face not tendering shares of The North Face will have to await consummation of the merger of VF's subsidiary into The North Face, which is expected to take at least three months, in order to receive payment.


VF CORPORATION ANNOUNCES EXTENSION OF TENDER OFFER FOR
THE NORTH FACE SHARES

PAGE 2

Headquartered in San Leandro, California, The North Face was founded in 1966. Today, The North Face offers the most technically advanced products in the market to accomplished climbers, mountaineers, extreme skiers and explorers. The North Face products are sold in specialty mountaineering, backpacking and skiing retailers, premium-sporting goods retailers and major outdoor specialty retail chains. Additional information about The North Face can be found on the The company's website, www.thenorthface.com

About VF Corporation

With $5.6 billion in sales, VF Corporation is the world's largest apparel company and a leader in jeanswear, intimate apparel, workwear, knitwear, playwear, daypacks and swimwear. Its principal brands include Lee, Wrangler, Riders, Rustler, Vanity Fair, Vassarette, Bestform, Lily of France, Lee Sport, Healthtex, Jantzen, JanSport and Red Kap. Its international intimate apparel brands include Lou, Bolero, Variance, Carina, Belcor, Gemma, and Intima Cherry.

         VF's press releases, annual report and other information can be accessed through the Company's home page on the World Wide Web,
http://www.vfc.com.
------------------


                                       2